

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Arthur Yu Chen
Chief Financial Officer
Futu Holdings Ltd
11/F, Bangkok Bank Building
No. 18 Bonham Strand W, Sheung Wan
Hong Kong S.A.R., People's Republic of China

> **Re: Futu Holdings Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38820**

Dear Arthur Yu Chen:

We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 222

1. We note your response to prior comment 1 that your subsidiaries in the United States, Singapore, Australia, Japan, Hong Kong, and mainland China are wholly owned and that you are the primary beneficiary of the VIEs and their subsidiaries. Please supplementally clarify for us who holds ownership interests in the VIEs and their subsidiaries.

2. We note your response to prior comment 2 that you conducted inquiries and collected questionnaires from the members of the boards of directors and that nothing has come to your attention suggesting that any Director is an official of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Shan Lu and particularly his role with the China United Network Communications Group Co., Ltd. Please also tell us how you considered whether Mr. Lu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are

not addressed in his biography on page 184 of your Form 20-F and whether he is a member of the Chinese Communist Party.

    Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai